This offering is not live or open to the public at this moment.



start engine FAQ DISCOVER EDIT MY CAMPAIGN Find a company TEDDY R.

PLAY VIDEO

0
Reservations

$0
Raised of $50k - $1m goal

From Fat to Finish Line

Fitness community and resource hub for overweight runners

Small OPO · Los Angeles, CA · Sports

Overview | Team | Terms | Engage | SHARE

Chat

Invest in From Fat to Finish Line

Because we are changing lives one step at a time.

"We envision a world where running shoes replace diabetes medication, where the person who couldn't walk around the block can now run marathons and where crossing a finish line changes a lifetime of 'I can'ts' to 'I can.'

Crossing the finish line of your first race is life changing for someone who never thought they were an athlete. Our goal is to make runners out of those who never dared to dream it possible and we have the expertise, passion, and commitment to make it happen.

At ***From Fat to Finish Line***, our core values are to inspire movement and empower community so no one ever has to run alone again."
-Angela Lee; *Chief of the Tribe and CEO*



Chat


#FFTFL
FROM FAT TO FINISH LINE
#FFTFL

Chat

INVEST
Minimum investment: $150

First 10 days of campaign
$1/share | When you invest you are betting the Company's future value will exceed $7.5 million.

After 10 days
$1.25 /share | When you invest you are betting the Company's future value will exceed $9,375,000.

PERKS

- $500+: Free one year Gold membership (value $149)

- $1,000+: Exclusive owner's Jacket and 2 years Gold membership
- $1,500+: Run a Ragnar with Coach Rik, Team Captain John Hulsey, or other members of the original team from the movie.
- $5,000+: Free lifetime membership of any level

Who We Are

We are a fitness community that provides an underserved, passionate and growing market of runners the resources they need to reach their health goals. We are not just owners of the community, we are the community. Understanding the struggles and unique challenges that our members face allows us to fill the gaps in the current industry. Our ability to relate to our members keeps us seeking superior ways of tackling the hurdles that often hold people back. Our company enables members to connect, get support, and remain motivated.

Product Offering

From Fat to Finish Line is a membership program. Our product line includes training plans, a robust community, and mobile app for overweight runners.


Mary LaCroix
October 22
I did it!!!!! I ran a mile!!!!
Love
Comment

Our flagship product is our "Run Your First Mile" training plan because running one mile without stopping triggers an empowering change.

We offer an interactive community populated with thousands of like-minded people who connect to share their experiences, advice, and motivation.

We're creating virtual races, daily and weekly challenges and in-person team events to keep our members goal-oriented and focused. We are developing video, books and web-based programs that help members overcome the mental and physical obstacles that they face.

Our mobile app will connect people to their peers, training plans, running mentors, and to instant inspiration and motivation.

The Membership

Silver - free
Gold - $149/yr
Platinum - $199/yr



The Mobile App

Mobile application that delivers training plans, lets members cheer on their teammates, and find others to race and train with.



Local Training Groups

Local running club chapters with coaches and mentors who've been there and understand the unique struggle of the overweight runner.



Chat
Chat
Chat

Key Facts


GEICO
Go Team
FFFFL

- Our running community organically emerged as a result of the **documentary film** of the same name.
- Now **over 10,000 members strong**, our community is experiencing double digit month over month growth.
- As the community grew, members began asking for **resources specialized** to overweight runners.
- We provide training **programs, information, and resources** specific to an overweight demographic.
- We are a **tribe-like team** that provides virtual and in-person support with members spanning the globe.
- We're a **lifestyle**, not a diet program. Weight loss, good health, and happiness are side effects.
- Members graduate to **Mentorship** status keeping them connected to the community.

The Underserved Market

There are currently **26 million overweight runners** in the U.S. alone. Many feel ignored, insecure and alone. Overweight runners are a rapidly growing and underserved vertical in a $40 billion a year industry.


Total Runners
Overweight Runners
55 M
26 M
24.5 M
2.5 M
2004
2009
2014

Almost half of all runners in the U.S. are not being properly supported and we're positioned to serve those people.

The Running Team Owned by the Tribe





Our community is the heart of ***From Fat to Finish Line***. We are a tribe of like-minded people from all over the world who struggle with weight but have found a desire to get out there and run. We bond over common experiences, face similar challenges, and celebrate our triumphs in ways in which many traditional runners cannot relate.

Because committed and passionate people are the reason we exist, we are excited to offer ownership to our members as well as anyone else who wants to back the movement. Through crowdfunding, together we can change people's lives one step at a time. We will inspire, support and empower people to ensure that no one is ever alone on their running journey again.

The Tribe Has Spoken:

> I am so glad I decided to join ***From Fat to Finish Line.*** I have no friends. I barely see my family. I have been on this journey by myself. Every walk, every run I do, I do by myself, for myself. And it hasn't been easy, until this group accepted me. The support this group has given me is exactly what I need. I am no longer alone. Seeing your successes makes me want to succeed even more. For now, I will just say thank you because that's all I can say.
>
> **-John Foltin, Member**





> If I had known two years ago that I was going to find this amazing group, make tons of friends, travel around the country to run with you, be on a team with you, share my best and worst moments with you, run several half marathons, make it onto an epic Ragnar team, hit a 100 pound weight loss goal and finally see "one-derland" on the scale again, I wouldn't have believed it was all possible. ***From Fat to Finish Line*** is the best and we are so lucky to have each other.
>
> **-Mia Cogliantry, Member**

> I love that I can give encouragement to my fellow running friends, and collect on that as well. When I feel down, I come to the ***FFTFL*** community. The amazing people here always help me do my best even when I am feeling low.
>
> **-Denise Louise, Member**





> As someone who doesn't have family or friends that 'get it', ***From Fat to Finish Line*** has provided the friendship and support I need to keep going. I feel empowered to proudly share my journey without fear of judgement.
>
> **-Martha Kurz Kaiser, Member**

Chat

> This morning I ran my first 5k race!! ***From Fat to Finish Line*** motivates us to keep going. Thank you guys. You are making a difference in Brazil too.
>
> **-Guilherme Mendonca, Member**
> **San Paolo, Brazil**





> So grateful to this amazing community for keeping me focussed and on track. I can't believe a year ago I was inactive, and now I'm running on average 7km 6 days a week, and I love it. Thank you all for your inspiration and to the amazing team behind the documentary. It really inspired me and got me off the couch! #forevergrateful
>
> **-Alison Lake, Member**
> **Gold Coast Queensland, Australia**

Chat

Our Acclaimed Documentary


12 STRANGERS, 1200 LBS LOST
AND A 200 MILE RACE
THAT MAKES TESTING THEIR
LIMITS A TEAM SPORT
MEDIA MELD STUDIOS PRESENTS
FROM FAT TO
FINISH
LINE
TAIT

- Filmed in 2013
- Premiered at the **Nashville Film Festival** April 2015
- Received recognition on **Today Show, Runner's World Magazine, Women's Running**, and others
- Inspired the creation of the FFTFL Facebook community — now over **10,000 members**
- Released on **Netflix** September 2016. Currently rated one of the top fitness documentaries
- Reached #4 on **Top Viewed Documentaries** on iTunes

Chat


FROMFATtoFINISHLINE

"While making the documentary, my producing partner and I realized there was an enormous underserved vertical in the industry. Being overweight runners ourselves, we understand the unique challenges the demographic faces and we decided to capitalize on the opportunity."

-Angela Lee, *CEO*

Notable Press

Formerly Obese Woman Completes a 200 Mile Relay Race
July 28th, 2016

Jennifer Roe abandoned her healthy eating habits when she became pregnant with her son, and by the time she gave birth she had reached 255 lbs. As part of her quest to get healthy physically and mentally, she began running – and recently competed in a 200-mile relay race along with 11 other teammates, who also experienced dramatic weight loss. Roe and her teammates' stories are the subject of the new

'From Fat To Finish Line' Film Stars Runners Who Lost 100 Pounds
July 13th, 2016

The film documents the inspirational journey of 12 people from across the country who all lost about 100 pounds or more through healthy eating and running. The 12 team up to run a challenging, non-stop, 200-mile Ragnar race from Miami to Key West Florida. The film highlights the up and down battles that people face when taking on big goals like losing weight or long distance running.

As Seen On


NEW YEAR, NEW YOU
12 STRANGERS LOSE 100 POUNDS EACH
TODAY

Our Timeline

January 2013



Documentary Filmed

The From Fat to Finish Line doc is filmed.

January 2013



TODAY Show

The the making of the movie is featured in a national segment.

March 2014


Exclusive facebook Group

Facebook Group Formed on Facebook

In response to early press about the FFTFL documentary, a Facebook group was formed to build a fanbase.

September 2015

Founders enter Founder Institute

FFTFL joins the startup accelerator.

November 2015



Inaugural Team Event

Over 100 runners met in Las Vegas to run the Rock 'n' Roll races.

March 2016



Strategic Partnership with Road Runner Sports

FFTFL joins up with the running shoe store leader.

August 2016


STEP 1
RUN 30 sec
WALK 90 sec
REPEAT 10x

First Alpha Testing

Team members begin testing FFTFL's "Run Your First Mile" plan.

September 2016

Documentary Released on Netflix

The doc is distributed worldwide with subtitles in 5 languages.

October 2016



Team Members Meet In Phoenix

And run Road Runner Sports Craft Classic.

October 2016



Alpha to Beta: Run Your First Mile Testing Take Two

"Run Your First Mile" beta testing begins. First members become mentors.

December 2016


20K

FFTFL Tribe Hits 10,000 Members

First major milestone achieved!

April 2017


MEMBERSHIP
GOLD
MEMBERSHIP

Launch Premium Membership Levels

FFTFL will begin charging for Gold and Platinum memberships that provide premium coaching and perks.

August 2017


Rock'n'Roll
Dublin

First International Race

From Fat to Finish Line members will meet in Dublin to run the Rock 'n' Roll races and partake in FFTFL meetups.

November 2017



Vegas 2.0

From Fat to Finish Line's official annual summit expands to ... the ... along with training seminars and social events.

Chat

Chat

Why I Invested In *From Fat To Finish Line*



"I witnessed hundreds of people flocking to ***From Fat to Finish Line*** team events and then observed thousands connect on social media after being inspired to start their own journeys thanks to the film. It was then I recognized that ***From Fat to Finish Line*** was a way for me to help make the world a healthier and happier place. More importantly, I have full confidence in the abilities of the founders to deliver an outstanding product."

-David Johnson, *Investor and Chairman of the Board*

Chat

Founders' Mission


#FFTFL
#FFTFL

Our mission is to change the lives of overweight individuals through running. We empower individuals through running. We enable people to find their inner athlete, become mentally and physically strong, and to celebrate well-being instead of settling for suboptimal health.

Chat

Meet the Founders



Angela Lee

CEO / Co-Founder

As President and CEO, Angela leads the Company's strategic planning efforts. She has over 2 decades experience in executive management and business development. A former entertainment executive and TV and film producer, she's also the director of the film. Angela began running in 1994 to battle a 50 lb weight gain. She has completed 2 full marathons, a half iron distance triathlon, and countless shorter races.



Jennifer Roe

CMO / Co-Founder

Jennifer leads the Company's sales and marketing strategy. She has over 20 years experience in digital marketing, film and television and has successfully executed social media strategies for 6 top selling consumer brands. Prior to finding running Jennifer struggled with a lifelong battle with obesity. Her personal story is told in the film. She has run 3 full marathons, including her hometown favorite, the NYC Marathon.

Chat

Chat

And the Rest of the Team



Dave Johnson

Chairman of the Board

Dave helps set the strategic direction of the company on finance and sales. He holds degrees in engineering, business, and law from the Air Force Academy, Louisiana Tech, and UCLA. He has closed over $3B in aircraft sales as a senior executive at commercial aircraft leasing companies. In addition to being an Angel Investor at Tech Coast Angels, Dave is also a triathlete and marathon runner.



Karen Curtis

Chief Technology Officer

Karen has over 20 years experience in Enterprise Architecture, business process transformation and software development. She specializes in aligning IT and business strategy to enhance efficiency and productivity through developing enterprise-wide software solutions. When not solving her clients' software solutions Karen can be found running insane distances in exotic places.



Cynthia Akey

Chief Operating Officer

Cynthia works behind the scenes to help make the FFTFL magic happen. With over 20 years of experience, she is responsible for overseeing operations. Cynthia is also a 200-hour Yoga Instructor with over 12 years of teaching experience, a Personal Trainer, and Wellness Coach. At races, you will usually see her cheering and offering the team yoga stretches both before and after the finish line.



Nora Breuker

Community Manager

Nora leads the FFTFL community, its volunteer program and organizes the community events. She has a decade of experience in international marketing and event management ranging from corporate to arts to sports. Picking up running in 2013 changed Nora's life and finally helped her manage her struggle with weight. In addition to shorter races, she has run 3 half marathons.

Chat



John Hulsey

Team Captain

A born motivator, John is an original member of the team featured in the film. Formerly the Social Media and Success Story Manager at SparkPeople.com, John not only motivates the team he helps with From Fat to Finish Line's strategic planning. A certified life coach, John has been mentoring and encouraging new runners looking to begin the sport for years. His motto? "Find the best people you can and rise to meet them."



Rik Akey

Head Coach

Rik is a running coach, writer, and motivational speaker. Prior to finding running, Rik was a 275-pound couch potato who couldn't bend over and tie his shoes without getting out of breath. Also featured in the film, he has been an avid runner since 2009. A certified Distance Running Coach through Road Runners Club of America, he has successfully coached many runners, helping them discover the joy of running.

Chat

Offering Summary

AnJeDa Fitness, Inc. dba From Fat to Finish Line, Class A Common Stock

Summary of Terms of Investment

AnJeDa Fitness, Inc.

1104 S Hayworth Avenue, Los Angeles, CA 90035

Chat

The following summary ("Summary") outlines the terms of a proposed investment in AnJeDa Fitness, Inc., a Delaware Corporation (the "Company"), by certain investors (the "Investors").

Target Investment: This offering is for up to $1,000,000 in total investment.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of stock is $50,000. After close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Investment amount.

Target Closing Date: The target closing date for this offering is on or before March 24, 2017, unless extended in the Company's sole discretion.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

Instrument: The investment instrument is Class A Common Stock (the "Shares").

Stock Price: $1 per Share for the first 10 days of the campaign, $1.25 per share afterwards.

Number of Shares: Up to 1,000,000 Shares are being offered as part of this offering (out of a total of 7,500,000 authorized shares of Class A Common Stock).

Capitalization Summary: Immediately preceding this offering, the Company had, on a fully diluted basis, 5,851,000 Class A common stock issued or committed (including unexercised warrants and options representing 352,500 shares) out of a total of 7,500,000 authorized shares.

Minimum Investment: $150 per Investor

Irregular Use of Proceeds

Chat

The following irregular use of proceeds depend on the total amount of capital raised. See complete intended use of proceeds table in attached Form C.

Travel and Entertainment

- From $2,100 to $15,000 per annum to reimburse executives for monthly travel to Company headquarters.
- From $0.00 to $34,000 for travel expenses for personnel to travel to and participate in team events in Las Vegas and Dublin, Ireland in calendar year 2017.

Compensation for Officers and Directors

- Compensation paid to officers in the aggregate amount of $12,000 to $150,000 per annum.

Offering Details

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$575,607.00	USD	$0.00	USD
Cash & Cash Equivalents	$36,400.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$270,165.00	USD	$0.00	USD
Revenues / Sales	$1,328.00	USD	$0.00	USD
Costs of Goods Sold	$12,844.00	USD	$0.00	USD
Taxes Paid	$800.00	USD	$0.00	USD
Net Income	-$326,287.00	USD	$0.00	USD

Chat

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Chat

Updates

No available updates at this time. Follow From Fat to Finish Line to get notified of future updates!

Comments (0 Total)

Add a public comment...

POST

Chat

IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Chat

U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. Neither the Site not StartEngine Crowdfunding is a FINRA member.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat